Exhibit 99.3

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. The following information and all other information contained in the Unaudited Pro Forma Condensed Combined Financial Statements contained elsewhere in this Report on Form 6-K reflects a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024, that became effective in Switzerland on September 27, 2024. The reverse stock split was at a ratio of 1-for-40.

The following unaudited pro forma condensed combined financial statements combine the historical financial information of Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”) and the financial statements of NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“NLS”), giving effect to NLS’s acquisition of Kadimastem. On November 4, 2024, NLS, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NLS (“Merger Sub”) and Kadimastem entered into an Agreement and Plan of Merger, which was further amended on January 30, 2025, February 17, 2025, May 5, 2025, June 5, 2025, July 1, 2025, July 18, 2025, and August 29, 2025 (collectively, the “Merger Agreement”), pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”) will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share of NLS (the “NLS Common Shares”) pursuant to a formula and in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). The initial Exchange Ratio was estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the closing of the transactions contemplated by the Merger Agreement (the “Closing”) of the Merger, including as a result of estimated cash at the Measurement Date (as defined in the Merger Agreement) of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. The initial targeted fully diluted share split of 85%/15% was subject to adjustment pursuant to the terms of the Merger Agreement, including estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” contained in NLS’s Report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on October 6, 2025 and in NLS’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 16, 2025), the parties have approved at the extraordinary general meeting of the shareholders of NLS on September 29, 2025 that the fully diluted share split at the Closing will be 84.4% to Kadimastem shareholders and 15.6% to NLS shareholders. For accounting purposes, Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 84% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with International Financial Reporting Standards (“IFRS”), as applicable to be determined at the time of Merger.

Kadimastem will be treated as the accounting acquirer, Kadimastem’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the financial statements will be those of Kadimastem. NLS’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and with the assets and liabilities of Kadimastem along with the results of operations of Kadimastem and NLS after the consummation of the Merger. The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, whereby the assets acquired and liabilities assumed are recognized based upon their estimated fair values at the acquisition date.

The unaudited pro forma combined balance sheet as of June 30, 2025, assumes that the Merger took place on June 30, 2025, and reflects the combined historical balance sheets of Kadimastem and NLS. The unaudited pro forma combined statement of operations for the six months ended June 30, 2025, assumes the Merger took place on January 1, 2024. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2024, assumes the Merger took place on January 1, 2024. Each statement presents the combined historical results of operations of Kadimastem and NLS, giving effect to pro forma adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate Kadimastem and NLS historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Kadimastem’s historical audited financial statements for the twelve months ended December 31, 2024 and NLS’s historical audited consolidated financial statements for the years ended December 31, 2024 are included elsewhere in this Report on Form 6-K. The historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events in accordance with Article 11 of Regulation S-X under Securities Act of 1933, as amended.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that would have been realized had Kadimastem and NLS been a combined company during the specified period.

The unaudited pro forma adjustments represent NLS’s best estimates based on currently available information and assumptions management believes are reasonable, as described in the accompanying notes. In summary, the unaudited pro forma condensed combined financial statements reflect the following adjustments: (1) payments for transaction-related costs; (2) the conversion of the convertible component of Kadimastem’s loan and the exercise of warrants, resulting in an increase to the cash balance; (3) the recording of goodwill as part of the Merger; (4) the conversion of related-party loans by Kadimastem into equity; (5) the recording of accruals for transaction-related costs; (6) the elimination of Kadimastem’s share capital and share premium, and NLS’s accumulated deficit in connection with the reverse triangular merger; and (7) the recording of NLS Common Shares issued as part of the Merger to the Kadimastem shareholders, as Kadimastem will be the surviving operating entity for accounting purposes.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheets

	As of June 30, 2025
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Pre-Merger Transaction Accounting Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	$298,932	$3,072,376	$—		$1,952,409	(A)	$5,073,717
					(50,000)	(B)	—
					(200,000)	(B)	—
Accounts receivable	55,753	—	—		—		55,753
Prepaid expenses and other current assets	—	963,511	—		—		963,512
Total current assets	354,685	4,035,887	—		1,702,409		6,092,982

Non Current assets:
Intangible assets-In-process research and development (IPR&D) & goodwill	—	—	—		16,404,422	(K)	16,404,422
Deferred offering costs	—	296,154	—		—		296,154
Property and equipment, net	106,168	5,303	—		—		111,471
Other assets	—	283	—		—		283
Total non-current assets	106,168	301,740	—		16,404,422		16,812,330

Total Assets	$460,853	$4,337,628	$—		$18,106,831		$22,905,312

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Accounts payable, including related party of $10,000 as of June 30, 2025, for NLS	659,513	1,021,052	—		—		1,680,565
Related party short-term loan	1,081,257	—	—		(1,081,257)	(A)	—
Other accrued liabilities	672,301	434,069	—		150,000	(B)	1,356,370
					100,000	(B)
Loan from bank	351,073	—	—		—		351,073
Convertible loan	1,115,065	—	—		(1,115,065)	(A)	—
Conversion component of convertible loan and warrants	11,662,604	—	—		(11,662,604)	(A)	—
Total current liabilities	15,541,813	1,455,121	—		(13,608,926)		3,388,008

Total liabilities	15,541,813	1,455,121	—		(13,608,926)		3,388,008

Commitments and Contingencies

Shareholders’ (deficit) equity:
Share Capital, no par value, 4,649,940 shares issued and outstanding at June 30, 2025	1,324,178	—	—		(1,324,178)	(H)	—
Share premium	64,847,190	—	—		(64,847,190)	(H)	—

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheets — (Continued)

	As of June 30, 2025
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Pre-Merger Transaction Accounting Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Preferred participation certificates, CHF 0.03 ($0.0369) par value; 583,198 registered certificates issued and outstanding at June 30, 2025	—	21,424	—		—		21,424
Preferred shares, CHF 0.03 ($0.0369) par value; 1,249,904 registered shares issued and outstanding at June 30, 2025 and Pro forma CHF 0.03 ($0.03) par value 495,359 registered shares and outstanding, respectively	—	42,539	(28,452)	(C)	—		14,087
Common shares, CHF 0.03 ($0.0369) par value; 4,152,056 registered shares issued and outstanding at June 30, 2025 and Pro forma CHF 0.03 ($0.03) par value, 55,430,400 registered shares issued and outstanding, respectively	—	153,141	28,452	(C)	1,901,330	(J)	2,086,694
			3,771	(D)	—
Additional paid-in-capital	8,521,873	77,361,856	(3,771)	(D)	15,811,335	(A)	108,019,300
					1,324,178	(H)
					64,847,190	(H)
					(74,346,453)	(I)
					(1,901,330)	(J)
					16,404,422	(K)

Accumulated deficit	(87,734,255)	(74,805,306)			(350,000)	(B)	(88,584,255)
					(150,000)	(B)
					74,455,306	(I)
Foreign currency translation/Accumulated other comprehensive loss	(2,039,946)	108,853	—		(108,853)	(I)	(2,093,946)
Total shareholders’ (deficit) equity	(15,080,960)	2,882,507	—		31,715,757		22,905,312

Total Liabilities and Shareholders’ (Deficit) Equity	$460,853	$4,337,628	$—		$18,106,831		$22,905,595

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2025
	Kadimastem Ltd.	NLS Pharmaceutics Ltd. And Subsidiaries	Transaction Accounting Adjustments	Notes	Pro Forma Combined
OPERATIONS:
Operating Expenses:
Research and development expenses	$575,875	$142,083	$—		$717,958
General and administrative expenses	685,659	1,637,132	71,671	(G)	2,394,462
Merger transaction costs	100,889	420,289	—		521,178
Total operating expenses	1,362,423	2,199,504	71,671		3,633,598

Operating loss	(1,362,423)	(2,199,504)	(71,671)		(3,633,598)

Other income (expense):
Financing expenses related to the conversion component and options of convertible loans and shareholder loans	(9,923,013)	—	9,923,013	(A)	—
Other income (expense), net	54,475	(20,782)	—		33,693
Interest expense	(24,458)	(385)	—		(24,843)
Total other income (expense)	(9,892,996)	(21,167)	9,923,013		8,850

Net loss	(11,255,419)	(2,220,671)	9,851,342		(3,624,748)
Deemed dividend-make whole shares	—	(1,231,900)	—		(1,231,900)
Deemed dividend-warrants	—	(613,939)	—		(613,939)
Accrued dividends on preferred shares	—	(126,367)	—		(126,367)
Tax benefit	50,961	—	—		50,961
Net loss attributable to common shareholders	$(11,204,458)	$(4,192,877)	$9,851,342		$(5,545,993)

Basic and diluted loss per common share	$(2.81)	$(1.05)	$—		$(0.10)

Weighted average common shares used in computing basic and diluted net loss per common share	4,320,900	4,004,867	—		56,538,856

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

	For the Twelve Months Ended December 31, 2024
	Kadimastem Ltd.		NLS Pharmaceutics, Ltd. And Subsidiaries		Transaction Accounting Adjustments	Notes	Pro Forma Combined
OPERATIONS:

Operating expenses:
Research and development expenses	$992,425		$422,051		$—		$1,414,599
General and administrative expenses	793,183		3,214,224		117,919	(F)	4,125,326
Merger transaction costs	268,720		743,838		—		1,012,558
Total operating expenses	2,054,328		4,380,113		117,919		6,552,360

Operating loss	(2,054,328)		(4,380,113)		(117,919)		(6,552,360)

Other income (expense):
Other income due to the termination of Eurofama License Agreement	—		2,499,969		—		2,499,969
Financing expenses related to the conversion component and options of convertible loans and shareholder loans	(5,043,768)		—		5,043,768	(A)	—
Other income (expense),net	6,000		49,351		—		55,351
Interest expense	(93,368)		(45,054)		—		(138,422)
Interest expense on related party loans	—		(104,963)		104,963	(E)	—
Total other income (expense)	(5,131,136)		2,399,303		5,148,731		(2,416,898)

Net loss	(7,185,464)		(1,980,810)		5,030,812		(4,135,462)
Deemed dividend	—		(2,076,180)		—		(2,076,180)
Tax benefit	7,131		—		—		7,131
Net loss attributable to common stockholders	$(7,178,333)		$(4,056,990)		$5,030,812		$(6,204,511)

Basic and diluted loss per share	$(1.71	)(ii)	$(2.63	)(i)	$—		$(0.12)

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	(ii)	1,543,283	(i)	—		51,967,082

(i)	This gives effect to the reverse stock split of 1-for-40 as of September 27, 2024.

(ii)	Adjusted retroactively due to (A) the rights issue under the shelf offering by way of rights published by NLS in 2022 in such a way that each shareholder who held 100 Shares would be entitled to purchase 1 rights unit, with 1 rights unit consisted of 32 Shares, and the total price of each rights unit was USD $10 and the total number of rights units offered was up to 14,623,392 rights units, and (B) the reverse share split conducted by Kadimastem in March 2024, at a 10-for-1 ratio.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Notes to accompanying Unaudited Pro Forma Condensed Combined Financial Statements

1.	Description of the Proposed Transaction and Basis of Presentation

NLS, a biopharmaceutical company, and Kadimastem , a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced on November 4, 2024 that they have entered into the Merger Agreement to combine the two companies to focus on advancing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) and Kadimastem’s allogenic cell therapy program with its clinical assets (mainly targeting diabetes and amyotrophic lateral sclerosis (ALS), with Phase 2a studies that are planned to be initiated in the U.S. following the closing of the transaction). AstroRx® Phase 2a study cost estimation is about $12 million. The necessary steps for study initiation include completion of AstroRx® clinical production by contract development and manufacturing organization and contract signing with medical centers and clinical teams. Following the Closing, NLS intends to divest its other legacy assets (including the mazindol ER but excluding the DOXA platform)(the “Legacy Assets”), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) NLS will issue NLS Common Shares to Kadimastem’s shareholders based on an initial target fully diluted share split, post-Merger, of 85% to Kadimastem shareholders and 15% to NLS shareholders, in exchange for 100% of issued and outstanding Kadimastem Ordinary Shares. The initial targeted fully diluted share split of 85%/15% was subject to adjustment pursuant to the terms of the Merger Agreement, including estimated cash at the Measurement Date of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. Based on various factors, including gross cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (approximately $6.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment per the Merger Agreement) (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” contained in NLS’s Report on Form 6-K furnished to the SEC on October 6, 2025 and in NLS’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 16, 2025), the parties have agreed that the fully diluted share split at the Closing will be approximately 84% to Kadimastem shareholders and 16% to NLS shareholders. The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the boards of directors of NLS and Kadimastem, and Kadimastem’s shareholders. The board of directors of NLS has resolved, subject to customary exceptions, to recommend that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein. The parties expect the Merger to close in October 2025, pending customary closing conditions, including Nasdaq Stock Market LLC approval.

The most recent financial information available for NLS for the six months ended June 30, 2025, and twelve months December 31, 2024, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification and Accounting Standards Updates of the Financial Accounting Standards Board.

The most recent financial information available for Kadimastem Ltd. for the six months ended June 30, 2025, and twelve months December 31, 2024, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma condensed combined financial statements have been prepared in accordance with the regulations of the SEC and with IFRS as issued by the IASB. The unaudited pro forma condensed combined financial statements combine the historical balance sheets and statements of operations of NLS Pharmaceutics Ltd. and Kadimastem Ltd. to illustrate how the Merger might have affected the historical financial statements if the transaction had been completed on June 30, 2025, for purposes of the balance sheet, and on January 1, 2024, for purposes of the statements of operations for the twelve months ended December 31, 2024, and the six months ended June 30, 2025. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended.

Upon completion of the Merger, management will conduct a comprehensive review of both entities’ accounting policies. Based on NLS’s initial analysis, currently, adjustments for the acceleration of the stock compensation expense were identified in Note (G) and reflected in the unaudited pro forma condensed combined financial information.

For accounting purposes, the Merger is expected to be treated as a reverse triangular merger pursuant to IFRS 3, Business Combinations, such that NLS has been identified as the legal acquirer as it intends to issue securities to Kadimastem whose equity interests are acquired (legal acquiree) and Kadimastem will be the acquirer for accounting purposes. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with IFRS, as applicable to be determined at the time of Merger.

Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes, and Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 84% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the board of directors, management of the combined company, and the preexisting shareholders of Kadimastem are currently anticipated to have the majority voting rights of the combined company.

2.	Pro Forma Adjustments

NLS is providing the unaudited pro forma condensed combined information for illustrative purposes only and such pro forma information does not represent the consolidated results or financial position of NLS had its acquisition of Kadimastem been completed as of the dates indicated. The companies may have performed differently had they been combined during the periods presented. Specifically, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, revenue enhancements or restructuring costs that the combined company may achieve or incur as a result of the acquisition. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been combined during the periods presented. Further, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet as of June 30, 2025, and statement of operations for the six months ended June 30, 2025 and twelve months ended December 31, 2024, are as follows:

(A)

Adjustment for gross cash proceeds of approximately $1,952,409 related to Kadimastem convertible loans converted on October 9, 2025 and 1,088,842 warrants also to be exercised at the time of Closing. The loan agreements entered on October 16, 2023, from several shareholders include warrants that will be granted to the lenders upon conversion of the loan into shares. The non-marketable warrants will be issued at a rate equal to 125% of the total loan conversion shares outstanding at the effective time of conversion. The exercise price of the warrants will be equal to a rate of 110% of the conversion share price, and the exercise period will be 42 months from the date of their issuance;

(A)	Adjustment for $1,081,257 related to conversion of loans from related parties as noted above at the Closing;

(A)	Adjustment for $1,115,065 related to conversion of loans from related parties as noted above at the Closing;

(A)	Adjustment for $11,662,604 related to conversion of convertible loan and warrants as noted above at the Closing;

(A)	Adjustment to remove $9,923,013 of non-cash revaluation expense of convertible loans from shareholders and related parties related to loans converted as noted above at the Closing as if the Merger took place on January 1, 2025, for the six months ended June 30, 2025;

(A)	Adjustment to remove $5,043,728 of non-cash revaluation expense of convertible loans from shareholders and related parties related to loans converted as noted above at the Closing as if the Merger took place January 1, 2024, for the twelve months ended December 31, 2024;

(B)	Adjustment to record additional non-recurring NLS transaction costs of approximately $350,000 for legal, audit and other professional service provider expenses and director and officer tail insurance that were not included as part of the transaction costs recorded as of June 30, 2025, for $420,289. For the transaction costs incurred and recorded subsequent to June 30, 2025, $200,000 has been paid in cash and $150,000 has been accrued for purposes of payment subsequent to the Closing;

(B)	Adjustment to record additional non-recurring Kadimastem transaction costs of approximately $150,000 for legal, audit and other professional service provider expenses that were not incurred or accrued as of June 30, 2025, of $100,889. For the transaction costs incurred and recorded subsequent to June 30, 2025, $50,000 has been paid in cash and $100,000 has been accrued for purposes of payment subsequent to the Closing;

(C)	Adjustment for $28,452 to record conversion of 754,545 of the NLS’s preferred shares, par value CHF 0.03 per share (“NLS Preferred Shares”), pursuant to the securities purchase agreement NLS entered into with three accredited investors on March 27, 2025 into 754,545 NLS Common Shares;

(D)	Adjustment of $3,771 to record 100,000 NLS Common Shares pursuant to a warrant exchange agreement entered on August 5, 2025, with Alpha Capital Anstalt (“Alpha”). The agreement exchanged a certain common share purchase warrant dated October 10, 2024 to purchase 207,913 of NLS Common Shares previously issued to the Alpha under a securities purchase agreement dated October 9, 2024, between NLS and certain accredited investors, for 100,000 NLS Common Shares;

(E)	Adjustment to remove $104,963 of interest expenses related to loans converted at the Closing as if Merger took place on January 1, 2024, for the twelve months ended December 31, 2024;

(F)	Adjustment for the twelve months ended December 31, 2024, of $117,919 to accelerate share-based compensation expense for NLS options based on IFRS accounting requirements at the Closing;

(G)	Adjustment for the six months ended June 30. 2025 of $71,671 to accelerate share-based compensation expense for NLS options based on IFRS accounting requirements at the Closing;

(H)	Adjustment to record elimination of $1,324,178 of share premium and $64,847,190 common stock of Kadimastem at the Closing;

(I)	Elimination of NLS accumulated deficit of $74,455,306 and accumulated other comprehensive loss of $108,853 at the Closing;

(J)	Adjustment of $1,901,330 to record issuance of 50,423,799 NLS Common Shares to Kadimastem at CHF 0.03 par value (USD $0.0377) upon the Closing to currently represent 84% currently estimated ownership in NLS;

(K)	To reflect the preliminary allocation in the unaudited pro forma condensed combined financial statements, management has estimated the purchase price allocation based on currently available information. The carrying value of NLS’s net assets is assumed to approximate fair value, and the excess of the purchase consideration over the estimated fair value of those net assets has been preliminarily allocated to intangible assets—specifically, in-process research and development (“IPR&D”)—and goodwill. This allocation is consistent with the guidance in IFRS 3, Business Combinations, which requires that identifiable intangible assets and goodwill be recognized at their respective fair values as of the acquisition date. The allocation is subject to change upon completion of the Merger and finalization of the purchase price allocation analysis; however, this allocation may be adjusted upon the Closing based on the final purchase price analysis to be conducted upon the Closing.

Amount
Purchase price consideration(1)(2)	$18,640,774
Total consideration	$18,640,774
Assets acquired:
Cash	$2,872,376
Prepayments and other current assets	963,511
Deferred offering costs	296,154
Property and equipment and other assets	5,586
Intangible assets-IPR&D & Goodwill(3)	16,404,422
Total assets acquired	20,542,422
Liabilities assumed:
Accounts payable and accrued liabilities and other	$1,605,121
Total liabilities assumed	1,605,121
Estimated fair value of net assets acquired	$18,936,928

(1)	See Note 5 below.
(2)

The preliminary purchase price of approximately $18.6 million has been allocated primarily to intangible assets — primarily intangibles assets IPR&D and goodwill. This estimate is based on management’s assessment of the currently available information, as a formal third-party valuation has not yet been completed. These indefinite-lived intangible assets will not be amortized but will be tested for impairment at least annually, or more frequently if indicators of impairment arise.

(3)	These intangible assets are not expected to be deductible for tax purposes. Given the preliminary nature of the purchase price allocation, the final allocation at closing may be adjusted. Any remaining consideration not assigned to identifiable net assets — including IPR&D — will be recognized as goodwill in accordance with IFRS 3, Business Combinations (paragraphs 32 – 34). For purposes of this pro forma presentation, NLS has aggregated indefinite-lived intangible assets, and goodwill as distinguishing between them does not impact the current presentation.

3.	Earnings Per Share and Common Share Reconciliation

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the outstanding NLS Common Shares and NLS Common Shares underlying NLS Preferred Shares and Preferred Participation Certificates pursuant to which Kadimastem agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio, per each such Kadimastem Ordinary Share, assuming the Merger and related transactions occurred on January 1, 2024.

An analysis of the number of outstanding NLS Common Shares post-Merger is as follows assuming an Exchange Ratio of 6.9117 shares of NLS for 1 share of Kadimastem Ordinary Shares:

NLS Common Shares June 30, 2025, weighted average shares outstanding	4,004,867

NLS Common Shares post-Merger:
Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares*	6,115,056
NLS Common Shares issued to Kadimastem shareholders including convertible loans, restricted share units (“RSUs”) and options	50,423,799
Total NLS Common Shares and NLS Common Shares underlying outstanding Preferred Shares and Preferred Participation Certificates outstanding at Closing	56,538,856
NLS Common Shares underlying warrants and options	3,205,330
Total NLS Common Shares outstanding as of Closing – Diluted	59,744,186

*	Represents NLS’s outstanding shares as of October 3, 2025.

4.	Reverse Stock Split

NLS filed a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 18, 2024. The reverse split became effective in Switzerland on September 18, 2024. The reverse stock split was at a ratio of 1-for-40. In addition, on September 29, 2025, the NLS’s shareholders approved a further reverse stock split at a ratio of 1-for-10, or the 2025 RSS. The accompanying unaudited pro forma condensed combined financial information does not give effect to the 2025 RSS, as certain procedural and regulatory steps required under Swiss corporate law remain outstanding before the split can be effectuated and become effective for accounting and reporting purposes.

5.	Estimated Purchase Price Consideration

On November 4, 2024, NLS, Kadimastem and Merger Sub entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Kadimastem, with Kadimastem surviving as a wholly-owned subsidiary of NLS.

Pursuant to the Merger Agreement, the Kadimastem shareholders agreed to convert their share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio, per each such Kadimastem Ordinary Share.

The following is a summary of the components of the estimated consideration in equity if the acquisition of Kadimastem had occurred on October 3, 2025:

Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares, options and warrants*	9,320,386
Estimated Kadimastem Shares at time of the Merger (assuming exercise of all Common Warrants into NLS Common Shares)*	7,295,376

Elimination of Kadimastem Ordinary Shares	(7,295,376)
Issuance of NLS Common Shares to Kadimastem shareholders including convertible loans, RSUs and options	50,423,799
Total NLS Common Shares and NLS Common Shares underlying outstanding Preferred Shares and Preferred Participation Certificates outstanding at Closing	56,538,856
Exchange Ratio:	6.9117

*	Represents NLS’s outstanding shares as of October 3, 2025.

The Merger will be considered an acquisition of a business and will be accounted for under IFRS 3 which will require the measurement of assets acquired and liabilities to be determined at the time of the Closing. The acquisition-date fair value of the consideration transferred will be calculated based on the equity interests held by NLS’s preexisting shareholders and retained post-combination. The estimated fair value of the purchase price consideration will be determined at the time of the Closing based on the fair market value of NLS Common Shares and will be allocated based on the assets and liabilities of NLS that will be reflected at carrying value and the net assets of NLS, including goodwill and other identifiable intangible assets of NLS will be recorded based upon their fair values at time of Closing.

The estimated fair value of the purchase price consideration will be based upon the number of NLS Common Shares expected to be outstanding at the time of the Merger along with the market price of the NLS Common Share on the date of the Closing. As of October 3, 2025, NLS Common Shares and NLS Common Shares underlying outstanding NLS Preferred Shares, options and warrants are 9,320,387 NLS Common Shares and based upon a $2.00 closing price of NLS Common Shares the preliminary purchase price consideration is approximately $18,640,774. The market price of NLS Common Shares has been deemed to be more reliably measurable than the value of the Kadimastem’s equity interests because, prior to the Closing, Kadimastem is traded on the Tel Aviv Stock Exchange which is not considered as reliable as the Nasdaq Capital Market, where NLS securities are traded.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of the Legacy Assets. Therefore, these assets are not intended for use in the combined company’s future operations. It is expected that the proceeds from any sale or disposition of all or any part of the Legacy Assets will be distributed to the shareholders and warrant holders of NLS as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement. If a sale is not achieved, the combined company does not intend to further develop these assets internally. Due to the uncertainty surrounding the realization of any sale, the likelihood of contingent proceeds is considered remote and of minimal value. Accordingly, these Legacy Assets and any related contingent distribution have not been recognized in the preliminary valuation.